As filed with the Securities and Exchange Commission on November 30, 2006
Registration No. 333-137153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO

FORM F-3 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

B.O.S BETTER ONLINE SOLUTIONS LTD.
(Exact name of Registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

Beit Rabin, Teradyon Industrial Park,
Misgav, 20179, Israel
(+972) 4-990-7555
(Address and Telephone Number of Registrant’s principal executive offices)

Corporation Service Company
1133 Avenue of the Americas, Suite 3100
New York, NY 10036
Tel: (212) 299-9100
(Name, address and telephone number of agent for service)

Copies To:

Brian Brodrick, Esq.	Shlomo Landress, Adv.
Phillips Nizer LLP	Amit, Pollak, Matalon & Co.
666 Fifth Avenue	NYP Tower, 17 Yitzhak Sadeh Street
New York, New York 10103	Tel Aviv 67775, Israel
(212) 841-0700	972-3-561-5268

        Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

        If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO SELLING SHAREHOLDER MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED November 30, 2006

PROSPECTUS

B.O.S BETTER ONLINE SOLUTIONS LTD.

Up to 645,720 Ordinary Shares

The selling shareholder identified in this prospectus, may offer to sell up to 645,720 of ordinary shares issuable upon the conversion of a convertible note due August 16, 2009 and upon the exercise of a warrant, both of which were issued by B.O.S Better Online Solutions Ltd. (“BOS”) to the selling shareholder, Laurus Master Fund, in a private placement transaction on August 16, 2006 and shares that are to be issued in lieu of cash interest payments on the convertible note solely pursuant to the mandatory interest conversion feature of such note.

BOS is filing the registration statement of which this prospectus is a part at this time to fulfill a contractual obligation to do so, which the company undertook at the time of the sale of the note and the warrants.

Our ordinary shares are traded on the Nasdaq Global Market under the symbol “BOSC” and on the Tel-Aviv Stock Exchange under the symbol “BOSC”. On November 29, 2006, the last reported sale price of our ordinary shares on the Nasdaq Global Market was $2.58 per share. You are urged to obtain current market quotations for the ordinary shares.

We will not receive any of the proceeds from the sale of these ordinary shares other than the exercise price payable to us upon the exercise of the warrants held by the selling shareholder unless the warrants are exercised in a “cashless” exercise, in which case we will receive no proceeds upon such exercise. We have agreed to bear all of the expenses in connection with the registration and sale of these ordinary shares other than underwriting discounts and sales commissions.

You should read both this prospectus and any prospectus supplement, together with the additional information described under the heading “Incorporation of Certain Documents by Reference” before you decide to invest in our ordinary shares.

        INVESTING IN OUR ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 4 OF THIS PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE PURCHASING OUR ORDINARY SHARES.

        Neither the Securities and Exchange Commission nor any state securities commission or the Israeli Securities Authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________, 2006

        You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriter or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, the selling shareholder may offer up to a total of 645,720 ordinary shares, from time to time, in one or more offerings in any manner described under the section in this prospectus entitled “Plan of Distribution.”

        This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our ordinary shares. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to a copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.

        We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholder is offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ordinary shares.

        Unless the context otherwise requires, all references in this prospectus to “BOS,” “we,” “our,” “our company,” “us” and the “Company” refer to BOS Better Online Solutions Ltd. and its consolidated subsidiaries.

        All references in this prospectus to “ordinary shares” refer to our ordinary shares, nominal value NIS 4.00 per share.

        All references in this prospectus to “dollars” or “$” are to United States dollars.

        All references in this prospectus to “shekels” or “NIS” are to New Israeli Shekels.

THE COMPANY

We were incorporated in Israel in 1990 and are subject to the Israeli Companies Law 1999 – 5759. We design, integrate and test our products in our facilities in two locations in Israel. Our headquarters and manufacturing facilities are located at Teradyon Industrial Zone, Misgav 20179 Israel. The facilities of our subsidiary, Odem Electronic Technologies 1992 Ltd., are located in the center of Israel.

Our telephone number is 972-4-990-7555 and our website address is www.boscorporate.com. The information contained on, or linked from, our website is not a part of this prospectus.

We currently manage our operation through our two wholly-owned subsidiaries:

—	BOScom Ltd. that is engaged in the connectivity solutions segment of our business; and

—	Odem Electronic Technologies 1992 Ltd. that is engaged in the supply of electronic components and solutions segment of our business.

Our Connectivity solutions segment, focuses on providing emulation solutions for the popular IBM iSeries, enabling customers to extend its capabilities and life cycle. Our server and associated modules empower the iSeries, providing a scaleable solution for transparent expansion and growth.

Our Electronic Components segment, provides solutions in RFID (radio frequency identification devices), semiconductors, electronic components, CCD (charge – coupled device), imaging, networking, telecom and automation. Odem is a major solution provider and distributor of electronic components and advance technologies in the Israeli market.

THE OFFERING

This prospectus relates to up to 645,720 ordinary shares that may be offered for sale by the selling shareholder. The ordinary shares are issuable upon the conversion of a convertible note due August 16, 2009 and upon the exercise of warrants, both of which were issued by BOS to Laurus Master Fund in a private placement transaction on August 16, 2006, and shares that are to be issued in lieu of cash interest payments on the convertible note solely pursuant to the mandatory interest conversion feature of such note. The note is secured by a first priority floating charge on all of our company’s assets, present and future as they may be changing from time to time; and by a first priority fixed charge on all of our company’s right, title and interest in our wholly-owned subsidiaries, BOScom Ltd. and Quasar Telecom (2004) Ltd. For additional details see “Selling Shareholder”.

        BOS is filing the registration statement of which this prospectus is a part at this time to fulfill its contractual obligation to do so. Registration of the ordinary shares does not necessarily mean that all or any portion of such ordinary shares will be offered for sale by the selling shareholder.

RISK FACTORS

        You should carefully consider the risks described below and all the information contained or incorporated by reference into this prospectus before making an investment decision regarding our ordinary shares. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The risks described below are not the only risks facing our company. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operation and liquidity. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks relating to our business:

We have had a history of losses and our future levels of sales and ability to achieve profitability are unpredictable.

        We have incurred net losses of $3.6 million in 2005, $2.1 million in 2004 and $21,000 in 2003. As of December 31, 2005, we had an accumulated deficit of $42.7 million. Only in the fourth quarter of 2005 did we manage to breakeven, and there can be no assurance that this trend will continue. According to our unaudited financial reports for the six months ended June 30, 2006, we had an operating loss of $500,000 and a net income of $174,000, which was mainly due to other income in the amount of $867,000, resulting from the receipt of Qualmax Inc. shares. Our ability to maintain and improve future levels of sales and profitability depends on many factors.

These factors include:

—	the continued demand for our existing products;

—	our ability to develop and sell new products to meet customer needs;

—	management's ability to control costs and successfully implement our business strategy; and

—	our ability to manufacture and deliver products in a timely manner.

        There can be no assurance that we will experience any growth in sales or achieve profitability in the future or that the levels of historic sales or profitability experienced during previous years will continue in the future or that our net losses will not increase in the future.

Fluctuations in our operating results could result in lowered prices, and we may be unable to maintain our gross profit margins.

        Our sales and profitability may vary in any given year, and from quarter to quarter. In order to increase sales and enter into new markets with new products we may find it necessary to decrease prices in order to be competitive. Additionally, the gross profit margin of our subsidiary, Odem, whose sales accounted for 75% of our total sales in 2005, tends to fluctuate. We may not be able to maintain current gross profit margins in the future, which would have a material adverse effect on our business.

We have limited capital resources and we may encounter difficulties raising capital.

        Continued expansion requires additional resources and especially working capital. If our efforts to raise capital do not succeed, our efforts to increase our business and to compete in the marketplace may be seriously jeopardized, which would have a materially adverse effect on our business.

A significant part of the revenues of our wholly-owned subsidiary, Odem Electronic Technologies 1992 Ltd. (“Odem”), is from one major customer, Israel Aircraft Industries (“IAI”). Our business relationship with IAI involves the following risks:

—	An interruption in our business relationship with IAI would materially adversely impact our financial results.

        Sales to IAI accounted for 14% of our revenues in year 2005 and for 20% in the first six months of 2006. An interruption in our business relationship with IAI would result in a significant reduction in our revenues and in a write-off of inventory, and would have an adverse effect on our business and results of operations.

—	Significant appreciation in the cost price of electronic components under a long term sales agreement with a fixed sales price with IAI, may materially adversely impact our financial results.

         In September 2004, Odem entered into a long term sales agreement with IAI for the supply of electronic components for two models of business jets. The agreement provides for a fixed sales price of the components during the term of the agreement through December 2008. Absent the flexibility to increase our prices as a result of increased costs of the components, significant increased costs may adversely impact our financial results.

—	The relationship with IAI requires us to hold large inventory, in order to meet its short lead time and delivery requirements. If we are unable to sell this inventory on a timely basis, we could incur charges for excess and obsolete inventory, which would materially adversely affect our results of operations.

         Under the agreement with IAI, we are obligated to hold inventory of products necessary for three months of IAI’s production of two models of business jets. This requires us to incur the costs of purchasing inventory without having an outstanding purchase order for the products. If we are unable to sell products that are purchased to hold in inventory, we may incur write-offs and write-downs as a result of slow moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Such write-offs and write-downs could adversely affect our operating results and financial condition.

We may be unable to maintain and continue developing marketing and distribution arrangements and expand our reach into oversea markets. Additionally, we have limited experience in selling in the Far East, which could have a materially adverse impact on our results of operation.

        In 2005, nearly half of our revenues were generated from sales outside Israel. If we are not able to maintain our existing distribution channels and expand to new international markets, our operating results may be materially adversely affected. Additionally, in 2005 and in the first six months of 2006, our sales to the Far East accounted for 22% and 13% of our total sales, respectively. We have limited sales and marketing experience in the Far East. Furthermore, in October 2005 the major supplier of products sold by Odem in the Far East territory, opened a headquarters in China, and began selling in competition with Odem in this territory. If we are unable to continue to achieve the same Far East sale levels as were achieved in 2005, our business condition and results of operation may be materially adversely affected.

We recently sold our Communication segment to IP Gear Ltd., a subsidiary of Qualmax Inc., in exchange for shares of Qualmax Inc. Common Stock. If Qualmax is not successful in its business, we may lose the value of our investment.

        On December 31, 2005 we closed a transaction for the sale of our Communications segment to IP Gear Ltd., a wholly owned subsidiary of Qualmax Inc. The consideration was comprised mostly of common stock of Qualmax Inc. Qualmax Inc. has a limited operating history on which to judge whether or not this company will be successful. If Qualmax is not successful in its business or if Qualmax’s share price is subject to a prolonged decline, we may lose the value of our investment, and be required to record an impairment of the investment, which could materially affect our results of operation. Additionally, we are entitled to certain earn out shares in 2006 based upon revenues that IP Gear will generate from the sold segment. In June 2006, we received 250,000 ordinary shares, however there is no assurance that the revenues shall be such that will grant us any additional earn out shares.

        On September 18, 2006, Qualmax announced that it had consummated the transfer of all of its assets and liabilities to New World Brands, Inc. (“New World”), in exchange for certain voting preferred stock of New World convertible into common stock with approximately 86% of the voting power of New World. The shares of common stock of New World are quoted on the Over the Counter Bulletin Board. Immediately prior to the closing of the transaction, New World sold all of its former business operations.

We have limited order backlog. If revenue levels for any quarter fall below our expectations, our result of operation will be adversely affected.

        We have a limited order backlog, which makes revenues in any quarter substantially dependent on orders received and delivered in that quarter. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expenses level are relatively fixed, or require some time for adjustment. Hence, revenue levels below our expectations will adversely affect our results of operation.

In 2004 we completed the acquisition of a controlling stake in Odem. In September 2005, we acquired another 23.9% of Odem’s shares and in November 2005, we increased our holdings in Odem to 100%. The integration of this acquisition may interrupt the activities of the combined companies and could have an adverse effect on our business, results of operations, financial condition or prospects.

        Our acquisition of Odem involved the integration of a company that had previously operated independently. The difficulties of combining Odem’s operations with our other operations included, and continue to be, but are not limited to: the necessity of coordinating geographically separate organizations and integrating personnel with diverse business backgrounds, potential difficulties in retaining employees and the associated adverse effects on relationships with existing partners. The integration may interrupt the activities of the combined companies’ businesses and may result in the loss of key personnel. This could have an adverse effect on our business, results of operations, financial condition or prospects.

The sales of our Connectivity products in the US depend on one master distributor. In the event that we cease working with the master distributor, we may experience an interruption in sales until an alternative source of distribution can be found, which may have a material adverse effect on our business.

        We market Connectivity products in the USA through one master distributor. In 2005 and in the first six months of 2006, our sales of Connectivity products in the US market accounted for 9% and 7% of our total sales, respectively and for approximately 23% and 20% of our gross profit, respectively. In the event that we cease working with the master distributor, we may experience an interruption in sales until an alternative source of distribution can be found, which may have a material adverse effect on our business.

Our Connectivity division is engaged in a highly competitive industry, and if we are unable to keep up with or ahead of the technology our sales could be adversely affected.

        We offer our Connectivity solutions to the IBM midrange computer communications market. IBM sells competing products to our own, and can exercise significant customer influence and technology control in the IBM host connectivity market. We may experience increased competition in the future from IBM or other competitors, which may adversely affect our ability to successfully market our products and services.

        We also compete against various companies that offer computer communications products based on other technologies that in certain circumstances can be competitive in price and performance to our products. There can be no assurance that these or other technologies will not capture a significant part of the existing or potential IBM midrange computer communications market.

        The market for our connectivity products is also characterized by significant price competition. We may therefore face increasing pricing pressures. There can be no assurance that competitors will not develop features or functions similar to those of our products, or that we will be able to maintain a cost advantage or that new companies will not enter these markets.

        Some of our current and potential competitors for connectivity products have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than ours. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products, than us.

In late 2002 we decided to wind up the business of our subsidiary, Pacific Information Systems, Inc. (“PacInfo”), due to its severe financial situation.

        The wind up process was accompanied by settlements with a majority but not all of PacInfo’s creditors. An action by any of such remaining creditors would result in additional costs to the Company.

        Furthermore, certain actions involving PacInfo, if occurred before the end of 2003, may have triggered a tax event for PacInfo former owners (the “Sellers”). In such event, we may be obligated, under the purchase agreement, to grant the Sellers a loan on a full recourse basis for certain tax payments the Sellers may be liable for, currently estimated at approximately $2 million. The purchase agreement provides that the Company is to receive a security interest in shares of the Company that the Sellers hold at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan. In addition, in the event we are required to loan such sum to the Sellers, we may also be required to reimburse the Sellers for certain interest on taxes that they may owe. It is possible that the windup of PacInfo during 2002 and 2003 may have triggered such a tax event for the Sellers, which would result in our obligation to loan the Sellers such amount and to reimburse them for interest expenses incidental to the tax event. Such a loan and reimbursement may have a material adverse effect on our business condition and results of operations.

If actual market conditions prove less favorable than those projected by management, additional inventory write-downs may be required.

        Inventories may be written down for estimated obsolescence based upon assumptions about future demand and market conditions and such write-downs could adversely affect our business condition and results of operations. As of December 31, 2005, inventory is presented net of $100,000 general provision for technological obsolescence and slow moving items.

Our acquisitions, to date, have not always proved successful.

        Over the past years we have pursued the acquisition of businesses, products and technologies that are complementary to ours. However, our acquisitions have not always proven, in the aftermath, to be successful. In June 1998, we acquired PacInfo, which was based in Portland, Oregon, and in 2001 PacInfo acquired Dean Technologies LLC (“Dean Tech”), which was based in Grapevine, Texas. Both businesses have since ceased operations. In September 2004, we acquired the majority of the assets of Quasar Communications Systems Ltd., which we sold, as part of the sale of the Communication Solutions segment in 2005, as the segment did not fare well.

        Acquisitions involve a number of risks, including the difficulty of assimilating geographically diverse operations and personnel of the acquired businesses or activities and of maintaining uniform standards, controls, procedures and policies. There can be no assurance that we will not encounter these and other problems in connection with any future acquisitions we may undertake. There can be no assurance that we will ultimately be effective in executing additional acquisitions. Any failure to effectively execute and integrate future acquisitions could have an adverse effect on our business, operating results or financial condition.

We depend on certain key products for a significant part of our gross profit and if sales of these products decline, it would have a material adverse effect on us.

        Our IBM midrange related products contributed 30% of our gross profit in year 2005 and 29% of our gross profit in the first six months of the year 2006. If sales of our IBM midrange products were to decline significantly for any reason, or the profit margins on such products were to decrease significantly for any reason (including in response to competitive pressures), our financial results would be adversely affected. Over the past few years there has been a continuous global decrease in sales and revenues from the connectivity solutions sector (also known as the legacy family products).

        To reduce the risk of such a decline or decrease due to competitive pressures or technical obsolescence, we are continually seeking to reduce costs, upgrade and expand the features of our IBM related products, expand the applications for which the products can be used and increase marketing efforts to generate new sales.

        Although we are developing and introducing new remote data access communication products and increasing our marketing efforts, there can be no assurance that the planned enhancements or the new developments will be commercially successful, or that we will be able to increase sales of our IBM midrange products.

If we are unsuccessful in developing and introducing new products, we may be unable to expand our business.

        The market for some of our products is characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable and can exert price pressure on existing products.

        Our ability to anticipate changes in technology and industry standards and successfully develop and introduce new and enhanced products as well as additional applications for existing products, in each case on a timely basis, will be critical in our ability to grow and remain competitive. Although these products are related to, and even incorporate our existing products, there can be no assurance that we will be able to successfully develop and market any such new products. If we are unable to develop products that are competitive in technology and price and responsive to customer needs, for technological or other reasons, our business will be materially adversely affected.

We depend on key personnel and need to be able to retain them and our other employees.

        Our success depends, to a significant extent, on the continued active participation of our executive officers, other members of management and key technical and sales and marketing personnel. In addition, there is significant competition for employees with technical expertise in our industry. Our success will depend, in part on:

—	our ability to retain the employees who have assisted in the development of our products;

—	our ability to attract and retain additional qualified personnel to provide technological depth and support to enhance existing products and develop new products; and

—	our ability to attract and retain highly skilled computer operating, marketing and financial personnel.

        We cannot make assurances that we will be successful in attracting, integrating, motivating and retaining key personnel. If we are unable to retain our key personnel and attract additional qualified personnel as and when needed, our business may be adversely affected.

We may be unable to successfully defend ourselves against claims brought against us.

        We are defendants in a number of lawsuits filed against us, and from time to time may receive written demands for payments from prospective plaintiffs, in the normal course of our business. Legal proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources regardless of their merit. Moreover, we cannot predict the result of all proceedings and there can be no assurance that we will be successful in defending ourselves against them. An unfavorable resolution of a lawsuit or proceeding could materially adversely affect our business, results of operations and financial condition.

We depend on third parties licenses for the development of our products.

        Third party developers or owners of technologies may not be willing to enter into, or renew, license agreements with us regarding technologies that we may wish to incorporate in our products, either on acceptable terms or at all. If we cannot obtain licenses to these technologies, we may be at a disadvantage compared with our competitors who are able to license these technologies. In addition, when we do obtain licenses to third party technologies that we did not develop, we may have little or no ability to determine in advance whether the technology infringes the intellectual property rights of others. Our suppliers and licensors may not be required or may not be able to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only up to a maximum amount, above which we would be responsible for any further costs or damages. Additionally, from time to time there may arise disputes with respect to royalties owed to third parties from which we obtained licenses.

Indemnification of Directors and Officers

        The Company has agreements with its directors and senior officers which provide, subject to Israeli law, for the Company to indemnify these directors and senior officers for (a) monetary liability imposed upon them in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court, as a result of an act or omission of such person in his capacity as a director or officer of the Company, (b) reasonable litigation expenses, including attorney’s fees, incurred by them pursuant to an investigation or a proceeding commenced against them by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on them in exchange for a criminal procedure (as such terms are defined in the Israeli Companies Law), or that was terminated without an indictment but with a monetary charge imposed on them in exchange for a criminal procedure in a crime that does not require proof of criminal intent, as a result of an act or omission of such person in his capacity as a director or officer of the Company, and (c) reasonable litigation expenses, including attorney’s fees, incurred by such a director or officer or imposed on him by a court, in a proceeding brought against him by or on behalf of the Company or by a third party, or in a criminal action in which he was acquitted, or in a criminal action which does not require criminal intent in which he was convicted, in each case relating to acts or omissions of such person in his capacity as a director or officer of the Company. Such indemnification may materially adversely affect our financial condition.

We may be unable to effectively manage our growth and expansion, and as a result, our business results may be adversely affected.

        Our goal is to grow significantly over the next few years. The management of our growth, if any, will require the continued expansion of our operational and financial control systems, as well as a significant increase in our manufacturing, testing, quality control, delivery and service capabilities. These factors could place a significant strain on our resources.

        Our inability to meet our manufacturing and delivery commitments in a timely manner (as a result of unexpected increases in orders, for example) could result in losses of sales, our exposure to contractual penalties, costs or expenses, as well as damage to our reputation in the marketplace.

        Our inability to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations.

The measures we take in order to protect our intellectual property may not be effective or sufficient.

        Our success is dependent upon our proprietary rights and technology. We currently rely on a combination of trade secret, copyright and trademark law, together with non-disclosure and invention assignment agreements, to establish and protect the proprietary rights and technology used in our products. Much of our proprietary information is not patentable. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit the access to and the distribution of our proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. We do not believe that our products and proprietary rights infringe upon the proprietary rights of others. However, there can be no assurance that any other party will not argue otherwise. The cost of responding and adequately protecting ourselves against any such assertion may be material, whether or not the assertion is valid. Further, the laws of certain countries in which we sell our products do not protect our intellectual property rights to the same extent as do the laws of the United States. Substantial unauthorized use of our products could have a material adverse effect on our business. We cannot make assurances that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Additionally, there are risks that arise from the use of intranet networks and the Internet. Although we utilize firewalls and protection software, we cannot be sure that our proprietary information is secured against penetration. Such penetration, if occurs, could have an adverse effect on our business.

We rely on certain key suppliers for the supply of components in our products.

        We purchase certain components and subassemblies used in our existing products from a single supplier or a limited number of suppliers. In the event that any of our suppliers or subcontractors becomes unable to fulfill our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained.

        One of Odem’s major suppliers accounted for 25% of our purchases in the year 2005 and for 15% of our purchases in the first six months of the year 2006. An interruption in our business relationship with such supplier would have an adverse effect on our business and results of operations.

New industry standards, the modification of our products to meet additional existing standards or the addition of features to our products may delay the introduction of our products or increase our costs.

        The industry standards that apply to our Connectivity segment products are continually evolving. In addition, since our products are integrated into networks consisting of elements manufactured by various companies, they must comply with a number of industry standards and practices established by various international bodies and industry forums. Should new standards gain broad acceptance, we will be required to adopt those standards in our products. We may also decide to modify our products to meet additional existing standards or add features to our products. It may take us a significant amount of time to develop and design products incorporating these new standards. A prolonged disruption in supply may force us to redesign and retest our products.

There can be no assurance that we will not be classified as a passive foreign investment company (a “PFIC”).

        Based upon our current and projected income, assets and activities, we do not believe that at this time BOS is a passive foreign investment company (a “PFIC”) for US federal income tax purposes, but there can be no assurance that we won’t be classified as such in the future. Such classification may have grave tax consequences for US shareholders. One method of avoiding such tax consequences is by making a “qualified electing fund” election for the first taxable year in which the Company is a PFIC. However, such an election is conditioned upon our furnishing US shareholders annually with certain tax information. We do not presently prepare or provide such information, and such information may not be available to US shareholders if we are subsequently determined to be a PFIC.

We may be required to pay stamp taxes on documents executed by us on or after June 2003.

        The Israeli Stamp Tax on Documents Law, 1961, or the “Stamp Tax Law”, provides that certain documents signed by Israeli companies are subject to a stamp tax, generally at a rate of between 0.4% and 1% of the value of the subject matter of the applicable document. As a result of an amendment to the Stamp Tax Law that came into effect in June 2003, the Israeli tax authorities have commenced enforcement of the provisions of the Stamp Tax Law.

        Consequently, we may be liable to pay stamp taxes on some or all of the documents we have signed since June 2003, which could have a material adverse effect on our results of operations.

        Recently promulgated regulations provide for the cancellation of the stamp tax with respect to documents signed from January 1, 2006 onwards.

We have significant sales worldwide and could encounter problems if conditions change in the places where we market our products.

        We have sold and intend to continue to sell our products in markets through distributors in North America, Europe and Asia.

        A number of risks are inherent in engaging in international transactions, including –

—	international sales and operations being limited or disrupted by longer sales and payment cycles,

—	possible problems in collecting receivables,

—	imposition of governmental controls, or export license requirements,

—	political and economic instability in foreign countries,

—	trade restrictions or changes in tariffs being imposed, and

—	laws and legal issues concerning foreign countries.

        If we should encounter such difficulties in conducting our international operations, it may adversely affect our business condition and results of operations.

The slow down in technology markets and technology-focused corporations in prior years has had an adverse impact on us and on the value of our shares.

        Our Company, like other technology companies, has been significantly impacted by the market slowdown in the technology industry in prior years. There can be no assurance that the technology market will fully recover or that our operating results will not continue to suffer as a consequence.

Inflation and foreign currency fluctuations significantly impact on our business results.

        The vast majority of our sales are made in US Dollars and most of our expenses are in US Dollars and New Israel Shekels (“NIS”). The Dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the Dollar. Our Dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluations lags behind inflation rate increases in Israel.

If we are forced to repay our secured convertible notes in cash, we may not have enough cash to fund our operations and may not be able to obtain additional financing.

        Our secured convertible term notes issued in September 2005 and in August 2006, contain certain provisions and restrictions, which if violated, could result in the full principal amounts together with interest and other amounts becoming immediately due and payable in cash. If such an event occurred and if the holder of such notes demanded repayment, we might not have the cash resources to repay such indebtedness when due.

        Each of the notes is repayable in monthly installments commencing January 1, 2006 for the September 2005 note and December 1, 2006 for the August 2006 note, with principal payments which start at $15,000 and increase to $55,200. Subject to certain conditions, the monthly principal and interest payment on the notes may be paid in cash or ordinary shares. If we are required to pay the note in cash rather than in ordinary shares, it would reduce the amount of cash available to fund operations. Also, in connection with the issuance of the notes, we agreed to certain restrictions upon incurring additional indebtedness such as in case of certain mergers and acquisitions. The existence of debt service obligations and the terms and anti-dilution provisions of the notes may limit our ability to obtain additional financing on favorable terms, or at all.

        If the investor in our convertible notes financing converts or exercises its warrants, or if we elect to pay principal and/or interest on the notes with our ordinary shares, our existing shareholders will be diluted. In addition, sales of substantial amounts of our ordinary shares could cause the market price to go down.

        To the extent that the notes are converted and/or the warrants that were issued with the notes are exercised, a significantly greater number of our ordinary shares will be outstanding and the interests of our existing shareholders will be diluted. If these additional shares are sold into the market, it could decrease the market price of our ordinary shares and encourage short sales although the purchaser of the notes has agreed to not engage in short sales of our ordinary shares. Short sales and other hedging transactions could place further downward pressure on the price of our ordinary shares. We cannot predict whether or how many of our ordinary shares will become issuable as a result of these provisions.

Our assets are subject to security interests in favor of holders of our secured convertible notes. Our failure to repay the secured convertible notes, if required, could result in legal action against us, which could require the sale of all of our assets.

        The repayment of our convertible notes is secured by a first priority floating charge on all of our company’s assets, present and future as they may be changing from time to time, and by a first priority fixed charge on all of our company’s right, title and interest in our wholly-owned subsidiaries, BOScom Ltd. and Quasar Telecom (2004) Ltd. If we are unable to repay the secured notes when required, the holders of the notes could commence legal action against us and foreclose on all of our assets to recover the amounts due. Any such action would require us to curtail or cease operations.

If we are forced to immediately pay our short term bank loans, we may not have sufficient resources to fund our operations and may not be able to obtain additional financing.

Our bank loans contain certain provisions and restrictions, which if violated, could result in the full principal amounts together with interest becoming immediately due and payable, in cash. If such an event occurred, we might not have sufficient cash resources to repay such indebtedness and to continue funding our operations.

Risks related to our location in Israel:

Political, economic, and security conditions in Israel affect our operations and may limit our ability to produce and sell our products or provide our services.

        We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our principal manufacturing, research and development facilities. Political, economic, security and military conditions in Israel directly influence us. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. . In July 2006, Israel became involved in a major military conflict with the Hizbullah organization in Lebanon, which subjected the north of Israel to missile attacks. Certain of our facilities are located in the north of Israel near the City of Haifa. Israel’s military operations required the drafting of a substantial number of reserve soldiers. In addition, the future of the “peace process” with the Palestinians is uncertain and has deteriorated due to Palestinian violence, with the threat of a large-scale attack by Palestinians on Israeli civilians and key infrastructure remaining a constant concern. The past few years of renewed terrorist attacks by the Palestinians has severely affected the Israeli economy in many ways. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the “peace process” or by restrictive laws or policies directed towards Israel or Israeli businesses.

        Generally, all nonexempt male adult citizens and permanent residents of Israel, including some of the our officers and employees, are obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances. While we have operated effectively under these requirements since its incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our business may be adversely affected.

        Additionally, in recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. Also, due to significant economic reforms proposed by the Israeli government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business. Following the passing of laws to implement economic measures, the Israeli trade unions have threatened further strikes or work stoppages, and these may have an adverse effect on the Israeli economy and our business.

        Furthermore, Israel is a party to certain trade agreements with other countries, and material changes to these agreements could have an adverse effect on our business.

If the Israeli Government programs that we benefit from are reduced or terminated, our taxes may increase.

        Under the Israeli Law for Encouragement of Capital Investments, 1959, facilities that meet certain conditions can apply for “Approved Enterprise” status (or be a “Benefited Enterprise”, if qualified, without prior application and approval). This status confers certain benefits including tax benefits. The existing facilities of our wholly owned subsidiary, BOScom, have been designated as Approved Enterprises. If we attain taxable income in Israel, these tax benefits will help reduce BOScom’s tax burden.

        In order to maintain our eligibility for the tax benefits BOScom receives, BOScom must continue to satisfy certain conditions, including making certain investments in fixed assets and operations and achieving certain levels of exports. If BOScom fails to satisfy such conditions in the future, BOScom could be required to refund tax benefits which may have been received, with interest and linkage differences to the Israeli Consumer Price Index.

        The Israeli Government authorities have indicated that the government may reduce or eliminate these benefits in the future. A termination or reduction of certain programs and tax benefits (particularly benefits available to BOScom as a result of the Approved Enterprise status of the BOScom’s facilities and programs) would have a material adverse effect on the Company’s business, operating results and financial condition.

The anti-takeover effects of Israeli laws may delay or deter a change of control of the Company.

        Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and Board of Directors of each of the merging companies. Shareholder approval isn’t required if the company that will not survive is controlled by the surviving company. Additionally, the law provides some exceptions to the shareholder approval requirement in the surviving company. Shares held by a party to the merger and certain of its affiliates are not counted towards the required approval. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. A merger may not be approved if the surviving company will not be able to satisfy its obligations. At the request of a creditor, a court may block a merger on this ground. In addition, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies, provided that 30 days have elapsed since shareholder approval was received and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

        The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer, if as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting power at general meetings, and no other shareholder owns a 25% stake in the Company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 45% or more of the voting power at general meetings, unless someone else already holds 45% of the voting power. An acquisition from a 25% or 45% holder, which turns the purchaser into a 25% or 45% holder respectively, does not require a tender offer. An exception to the tender offer requirement may also apply when the additional voting power is obtained by means of a private placement approved by the general meeting of shareholders. These rules also do not apply if the acquisition is made by way of a merger.

        The Israeli Companies Law also provides specific rules and procedures for the acquisition of shares held by minority shareholders, if the majority shareholder shall hold more than 90% of the outstanding shares.

        These laws may have the effect of delaying or deterring a change in control of the Company, thereby limiting the opportunity for shareholders to receive a premium for their shares and possible affecting the price that some investors are willing to pay for the Company’s securities.

All of our directors and officers are non-U.S. residents and enforceability of civil liabilities against them is uncertain.

        All of our directors and officers reside outside of the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, because the majority of our assets are located in Israel, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

Risks related to our ordinary shares:

Our share price has been and may continue to be volatile, which could result in substantial losses for individual shareholders.

        The market price of our ordinary shares has been and may continue to be highly volatile and subject to wide fluctuations. Since January 2005 through August 2006, the daily closing price of our ordinary shares has ranged from $2.15 to $3.74 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

—	actual or anticipated variations in our quarterly operating results;

—	announcements of technological innovations or new products or services or new pricing practices by us or our competitors;

—	increased market share penetration by our competitors;

—	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

—	additions or departures of key personnel; and

—	sales of additional ordinary shares.

        In addition, the stock market in general, and stocks of technology companies in particular, have from time to time experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance.

The Company’s shares may be delisted from the Nasdaq Global Market if it does not meet Nasdaq’s continued listing requirements.

        In late 2002 and early 2003 the Company received notice from the Nasdaq Stock Market that its ordinary shares were subject to delisting from the Nasdaq National Market (recently renamed the Nasdaq Global Market) for failure to meet Nasdaq’s minimum bid price and shareholders’ equity requirements ($10 million) for continued listing on the National Market. As a result of the hearing requested by the Company and supplemental information presented by the Company to the Nasdaq Listing Qualifications Panel by the Company, the Panel determined to continue the listing of the Company’s securities on the Nasdaq National Market pursuant to a detailed exception to the Nasdaq National Market Rules, and the Company successfully met all the conditions set forth in the exception.

        On August 30, 2004, we received notice from the Nasdaq Stock Market that our ordinary shares are subject to delisting from the Nasdaq National Market for failure to meet Nasdaq’s minimum market value of publicly held shares requirement ($5 million) for continued listing on the National Market. On November 4, 2004, we were notified by Nasdaq that we have regained compliance with this requirement.

        On January 25, 2005, we received notice from the Nasdaq Stock Market that we were not in compliance with the minimum $10 million shareholders’ equity requirement for continued listing on the National Market. Following that notice, on January 28, 2005, we received an additional notice indicating that based on further review of our financial statements as they appeared in our filing on Form 6-K dated January 10, 2005, it was determined that the shareholders’ equity was $10,601,000 on a pro forma basis as of September 30, 2004. Therefore we were in compliance with the stockholders’ equity requirement for continued listing on the National Market and the matter had been closed.

        On June 2, 2005, the Company again received notice from the Nasdaq Stock Market indicating that based on the results for the period ended March 31, 2005, the shareholders’ equity was $9,425,000, and accordingly not in compliance with the minimum $10,000,000 shareholders’ equity requirement for continued listing on the National Market. The Company was requested to provide by June 17, 2005, its specific plan to achieve and sustain compliance with the listing requirements. The Company subsequently submitted a proposed plan of compliance to Nasdaq based upon completing a previously announced private placement offering of its ordinary shares. On July 11, 2005, the Company was advised by the Nasdaq Staff that contingent upon completion of the private placement by August 11, 2005, the Staff believed that the Company had provided a definitive plan evidencing its ability to achieve and sustain compliance with the listing requirements. The private placement took place in June 2005, and consequently the Company regained compliance with Nasdaq’s minimum $10,000,000 shareholders’ equity requirement for continued listing on the National Market. However, the Company has been advised by Nasdaq Staff that the Staff will continue to monitor its ongoing compliance with the stockholder’s equity requirement and, if at the time of the Company’s next periodic report, the Company does not evidence compliance, it may be subject to delisting.

        There can be no assurance that we will be able to meet and continue to meet these or other Nasdaq requirements to maintain our Nasdaq Global Market listing, in which case we will have the right to apply for a transfer of our ordinary shares to the Nasdaq Capital Market.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are intended to be, and are hereby identified as, forward looking statements for the purposes of the safe harbor provisions of the Private Securities Reform Act of 1995. These statements address, among other things: our strategy; the anticipated development of our products; our anticipated use of proceeds; our projected capital expenditures and liquidity; our development of additional revenue sources; our development and expansion of relationships; the market acceptance of our products; and our technological advancement. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed above and elsewhere in this prospectus. You should therefore not rely on these forward-looking statements, which are applicable only as of the date hereof.

        We urge you to consider that statements which use the terms “believe”, “do not believe”, “expect”, “plan”, “intend”, “estimate”, “anticipate”, “projections”, “forecast” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the federal securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based.

        Market data and forecasts used in this prospectus have been obtained from independent industry sources. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties accompanying any estimates of future market size.

RECENT DEVELOPMENTS

        On October 29, 2006, the Company’s Board of Directors approved the raise by the Company of equity of at least $3 million by way of a Rights Offering, the terms and conditions of which shall be negotiated by management and subject to further Board approval. In a special general shareholders meeting, held on October 19, 2006, the Company’s shareholders resolved, that if the Company shall not be able to raise at least $3 million via the Rights Offering, then the raise of equity by way of a public offering in Israel, or alternatively, at management’s discretion, by way of a private placement, is approved.

        On October 4, 2006 the Company filed a draft prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange in connection with an underwritten offering to the public in Israel of Ordinary Shares and Warrants. This contemplated offering will now be stayed pending the outcome of the abovementioned Rights Offering.

         On September 27, 2006 the Company announced that Mr. Adiv Baruch, President and CEO of the Company, has notified the Board that he shall be leaving the Company at the end of 2006. The Company further announced that the new President and CEO will be Mr. Shmuel Koren. Mr. Koren assumed his position on November 1, 2006. Mr. Baruch will continue to serve the Company and support the incoming CEO, as well as serve on the Company’s Board of Directors, until the end of 2006, ensuring a smooth transition.

USE OF PROCEEDS

        All of the proceeds from the sale of the ordinary shares offered under this prospectus are for the account of the selling shareholder. Accordingly, we will not receive any proceeds from the sales of these shares other than the exercise price payable to us upon the exercise of warrants held by the selling shareholder, unless the warrants are exercised in a “cashless” exercise, in which case we will receive no proceeds upon such exercise.

SELLING SHAREHOLDER

This prospectus relates to up to 645,720 ordinary shares that may be offered for sale by the selling shareholder. The ordinary shares are issuable upon the conversion of a convertible note due August 16, 2009 and upon the exercise of warrants to purchase up to 73,052 ordinary shares, both of which were issued by BOS to Laurus Master Fund in a private placement transaction on August 16, 2006, and shares that are to be issued in lieu of cash interest payments on the convertible note solely pursuant to the mandatory interest conversion feature of such note.

The convertible note has an aggregate principal amount of $1.5 million and a conversion price of $3.08 per share for the first $500,000 of principal amount payable thereunder (and any related interest shares) and of $4.08 for any additional amount payable thereunder. The principal amount of the note is repayable in monthly installments commencing as of December 1, 2006, in the initial amount of $15,000 eventually increasing to $55,200. The interest on the note is payable in monthly installments, together with the principal monthly repayment. The principal and the interest may be paid in cash or, under certain conditions described below, in ordinary shares.

The note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the ordinary shares or if dividend is paid on the ordinary shares in ordinary shares. In addition, if BOS issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula.

The convertible note bears interest at a fluctuating interest rate equal at all times to the prime rate plus 1.5%, subject to reduction in any particular month, if the average closing price of our ordinary shares for any five consecutive trading days during the fifteen days immediately prior to the last business day of the previous month, exceeded the conversion price by at least 25%. The interest reduction rate is 100 basis points (1.0%) for each incremental twenty five percent increase, or 200 basis points (2.0%) for such increase, if the ordinary shares shall have already been, at that time, registered pursuant to an effective registration statement.

Each month, the note holder may elect to convert all or a portion of the convertible note monthly payments (comprised of principal amortization and interest) into ordinary shares. If the market price of the ordinary shares at the time of payment is at least 10% greater than the conversion price per ordinary share, the monthly payment shall be made in the form of ordinary shares, and the ordinary shares issuable upon such mandatory interest conversion are registered hereunder for sale by Laurus.

Under our registration rights agreement with Laurus, a delay in the effectiveness of the registration of our ordinary shares beyond a certain date subjects us to payment to Laurus of liquidated damages equal to 1.0% of the outstanding principal amount of the note for each thirty day period of delay (prorated for partial periods).

The note is secured by a first priority floating charge on all of our company’s assets, present and future as they may be changing from time to time; and by a first priority fixed charge on all of our company’s right, title and interest in our wholly-owned subsidiaries, BOScom Ltd. and Quasar Telecom (2004) Ltd.

        The floating charge allows the company to carry on its business in the ordinary way. Upon an event of default, the floating charge would attach to our assets at that time, granting Laurus a security interest in these assets. The fixed charge is a security interest over specific assets. A first priority charge takes priority over all other charges and over unsecured creditors. The creditor is able to realize the charge by seizing and usually selling the asset to discharge the debt that the charge secures. Any such action would require us to curtail or cease operations.

The warrants are exercisable at an exercise price of $4.04 for the first 24,350 shares acquirable thereunder and at $5.30 per share for any additional shares acquirable under the warrants The warrants may be exercised in whole or in part, and payment of the exercise price may be made either in cash or in a “cashless” exercise (or in a combination of both methods). The warrant exercise price is also subject to proportional adjustment in the event of combinations, subdivisions of the ordinary shares or if dividend is paid on the ordinary shares in ordinary shares.

Conversion of the note and exercise of the warrants are limited as follows: at no time shall the note be convertible (or the warrants be exercised) into that number of ordinary shares which, when added to the number of ordinary shares otherwise beneficially owned by the note (or warrants) holder, exceed (i) 4.99% of our outstanding ordinary shares, or (ii) 25% of the aggregate dollar trading volume of the ordinary shares for the 30-day trading period immediately preceding the conversion or exercise notice. These limitations expire, however, in an event of default under the note or with 75 days prior notice by the holder, provided that in no time shall the holder’s beneficial ownership of ordinary shares exceed 19.9% of our ordinary shares. In addition, the number of ordinary shares issuable under the note and/or the warrants, together with the number of ordinary shares issuable under the note and/or warrants which were purchased by the Selling Shareholder on September 29, 2005, shall not exceed an aggregate of 1,270,720 ordinary shares.

The exercise price of the warrant is subject to proportional adjustment in the event of combinations, subdivisions of the ordinary shares or if dividend is paid on the ordinary shares in ordinary shares. Exercise of the warrant is limited as follows: at no time shall the warrant be exercised into that number of ordinary shares which, when added to the number of ordinary shares otherwise beneficially owned by the holder, exceed (i) 4.99% of our outstanding ordinary shares, or (ii) 25% of the aggregate dollar trading volume of the ordinary shares for the 30-day trading period immediately preceding the exercise notice. These limitations expire, however, with 75 days prior notice by the holder, provided that in no time shall the holder’s beneficial ownership of ordinary shares exceed 19.9% of our ordinary shares.

        The table below sets forth certain information concerning the number of ordinary shares and warrants owned by the selling shareholder as of August 31, 2006, and the number of ordinary shares and warrants that may be offered from time to time by the selling shareholder under this prospectus. Because the selling shareholder may offer all or some portion of the ordinary shares, BOS has assumed for the purposes of the table below that the selling shareholder will sell all of the ordinary shares it has acquired from us.

	Shares Owned or Underlying Convertible Securities Prior to Offering			Shares Being Offered	Shares Beneficially Owned After the Offering
	Number(1)		Percent (1)		Number	Percent

Laurus Master Fund,
Ltd. (2)
825 Third Avenue,
14th Floor
New York, NY 10022	1,400,720	(3)	20.89%	645,720	0	0%

(1)	Calculated based upon 6,702,534 ordinary shares outstanding as of June 30, 2006.

(2)	Laurus Capital Management, LLC is the investment manager of Laurus Master Fund Ltd., and in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, may be deemed a control person of the ordinary shares owned by Laurus Master Fund Ltd. Messrs. David Grin and Eugene Grin are the managing members of Laurus Capital Management, LLC and as such share sole voting and investment control over the ordinary shares owned by Laurus Master Fund Ltd., and each disclaims beneficial ownership of such shares.

(3)	Number of shares represents the maximum number of shares receivable by Laurus Master Fund, Ltd. upon th full conversion of notes and exercise of warrants it holds into ordinary shares. However, the terms of the notes and the warrants expressly limit the number of shares into which Laurus can convert or exercise, ane beneficially own at any one time pursuant to such conversion or exercises (as defined in Rule 13d-3 of thd Securities Exchange Act of 1934, as amended) to 4.99% of the total outstanding ordinary shares. These limitations expire, however, with 75 days prior notice by Laurus, provided that in no time shall Lauruse beneficial ownership of ordinary shares exceed 19.9% of our ordinary shares.

DESCRIPTION OF ORDINARY SHARES

The following is a summary description of our Ordinary Shares under our Articles of Association.

Dividend and Liquidation Rights. All holders of paid-up Ordinary Shares of the Company have an equal right to participate in a distribution of (i) dividends, whether by cash or by bonus shares; (ii) Company assets; and (iii) the Company’s surplus assets upon winding up, all pro rata to the nominal value of the shares held by them.

        The Board of Directors may issue shares and other securities, which are convertible or exercisable into shares, up to the limit of the Company’s authorized share capital.

        The Company’s Board of Directors is the organ authorized to decide upon the distribution of dividends or bonus shares.

Voting, Shareholders’ Meetings, Notices and Resolutions. Holders of paid-up Ordinary Shares have one vote for each share held on all matters submitted to a vote of shareholders. Such voting rights may be affected in the future by the grant of any special voting rights to the holders of a class of shares with preferential rights.

        The quorum required for a general meeting of shareholders (whether annual or special) consists of at least two shareholders present in person or by proxy/voting instrument and holding, or representing, at least 33?% of the voting rights of the issued share capital. A meeting adjourned for lack of quorum shall be postponed by one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting. The quorum for the commencement of the adjourned meeting shall be any number of participants.

        Unless otherwise determined by the Israeli Companies Law 1999 or the Company’s Articles of Association, a resolution requires approval by the holders of a majority of the shares represented at the meeting, in person or by proxy, and voting thereon.

        The Companies Law 1999 requires that certain transactions, actions and arrangements be approved by shareholders, including (i) arrangements with a director as to the terms of his office and compensation and arrangements for insurance, exemption and indemnity of directors; (ii) certain Extraordinary Transactions (as defined in the Companies Law) of the Company with its controlling shareholders or any Extraordinary Transaction in which a controlling shareholder has a personal interest; (iii) certain private placements; and (iv) any action or Extraordinary Transaction in which the majority of the members of the Board of Directors have a personal interest.

        Each shareholder of record is entitled to receive at least a 21 day prior notice of shareholders’ meetings. The accidental omission to give notice of a meeting to any member, or the non receipt of notice sent to such member, shall not invalidate the proceedings at such meeting. For purposes of determining the shareholders entitled to notice and to vote, the Board of Directors may fix a record date subject to the provisions of the law. Currently, Israeli law provides that the record date not be any earlier than 40 days prior to the meeting.

Transfer of Shares. Fully paid Ordinary Shares may be transferred freely. The transfer of Ordinary Shares not fully paid up requires the approval of the Board of Directors.

Modification of Class Rights. Subject to the provisions of any law, the rights attached to any class (unless otherwise provided by the terms of issue of such class), such as voting, rights to dividends and the like, may be altered after a resolution is passed by the Company, with the approval of a resolution passed by a majority of the voting power present by person or proxy and voting hereon at a general meeting of the holders of the shares of such class, or the written agreement of all the class holders. The rights vested in the holders of shares of a particular class that were issued with special rights shall not be deemed to have been altered by the creation or issue of further shares ranking equally with them, unless otherwise provided in such shares’ issue terms.

Election of Directors. The Company’s directors are elected by the shareholders at a shareholders’ meeting. The Ordinary Shares do not have cumulative voting rights in the election of directors. The holders of Ordinary Shares conferring more than 50% of the voting power present by person or by proxy at the shareholders’ meeting, have the power to elect the directors. The directors elected shall hold office until the next annual meeting, or sooner if they cease to hold office pursuant to the provisions of the Company’s Articles. In addition, the Board of Directors may appoint a director (to fill a vacancy or otherwise) between shareholder meetings, and such appointment shall be valid until the next annual meeting or until such appointee ceases to hold office pursuant to the provisions of the Company’s Articles. In compliance with the Companies Law, the Company has two external directors. The external directors are also appointed by the shareholders and their term of office is three years.

PLAN OF DISTRIBUTION

        The selling shareholder and any of its pledgees, donees, assignees, transferees, and successors in interest, may sell any or all of their securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling shareholder may sell the securities by one or more of the following methods, without limitation:

—	block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

—	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

—	an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

—	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchases, which may include long sales or short sales effected after the effective date of the prospectus of which this registration statement is part;

—	privately negotiated transactions;

—	"at the market" or through market makers or into an existing market for the shares;

—	through the writing or settlement of options or other hedging transactions on the securities, whether through an options exchange or otherwise;

—	through the distribution of the securities by the selling shareholder to its partners, members or shareholders;

—	one or more underwritten offerings on a firm commitment or best efforts basis;

—	any combination of any of these methods of sale; and

—	any other method permitted pursuant to applicable law.

        The selling shareholder may also transfer the securities by gift. We do not know of any arrangements by the selling shareholder for the sale of any of the securities.

        The selling shareholder may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of the selling shareholder. Broker-dealers may agree with the selling shareholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for the selling shareholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling shareholder may also sell the securities in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

        From time to time, the selling shareholder may pledge, hypothecate or grant a security interest in some or all of the securities owned by it. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. The number of the selling shareholder’s securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for a selling shareholder’s securities will otherwise remain unchanged.

        To the extent required under the Securities Act, the aggregate amount of the selling shareholder’s securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling shareholder and/or purchasers of selling shareholders’ securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The selling shareholder and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

        The selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with the selling shareholder, including, without limitation, in connection with distributions of the securities by those broker-dealers.

        The anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of ordinary shares by the selling shareholder. Under Regulation M, the selling shareholder or its agents may not bid for, purchase, or attempt to induce any person to bid for or purchase our ordinary shares while the selling shareholder is distributing ordinary shares covered by this prospectus. The selling shareholder is not permitted to cover short sales by purchasing ordinary shares while the distribution is taking place. Furthermore, Regulation M provides for restrictions on market-making activities by persons engaged in the distribution of the ordinary shares.

        The selling shareholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. The selling shareholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

        We have agreed to indemnify in certain circumstances the selling shareholder of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act. The selling shareholder has agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

        The securities offered hereby were originally issued to the selling shareholder pursuant to an exemption from the registration requirements of the Securities Act.

        We have agreed to pay certain fees and expenses in connection with this offering, not including any selling commissions. We will not receive any proceeds from sales of any securities by the selling shareholder.

        We cannot assure you that the selling shareholder will sell all or any of the securities offered for sale under this prospectus.

VALIDITY OF SECURITIES

        The validity of the ordinary shares, including the ordinary shares issuable upon conversion of the note and the exercise of the warrants, will be passed upon for us by Amit, Pollak, Matalon & Co., our Israeli counsel.

EXPERTS

        Our consolidated financial statements, included in our Annual Report on Form 20-F for the year ended December 31, 2005, as amended, have been audited by Kost Forer Gabbay & Kasierer, independent registered public accounting firm and a member of Ernst & Young Global as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

        The consolidated financial statements of our consolidated subsidiary Odem Electronic Technologies 1992 Ltd., for the year ended December 31, 2004, as amended have been audited by Kesselman & Kesselman, independent registered public accounting firm and a member of PricewaterhouseCoopers, as set forth in their report thereon included in our Annual Report on Form 20-F for the year ended December 31, 2005, as amended and incorporated herein by reference.

        The value attributed to our holdings in Surf Communication Systems Ltd., was supported by an external valuation prepared by Variance Economic Consulting Ltd.

        The value attributed to our holdings in Qualmax Inc. was supported by an external valuation prepared by Melnik Oded Business Advisory Ltd.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-3 under the Securities Act, with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

        We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F by June 30 of each year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

        The registration statement on Form F-3 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to “incorporate by reference” the information we file with or submit to it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with or submitted to the SEC will update and supersede this information. We incorporate by reference into this prospectus the documents listed below:

(a)	Our annual report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC on June 28, 2006 and the amendments to such annual report, filed with the SEC on September 7, 2006, on October 30, 2006 and on November 30, 2006 (SEC File No. 001-14184);

(b)	The description of our ordinary shares contained in our registration statement on Form 8-A filed with the SEC on April 1, 1996, as amended by the description of our ordinary shares contained in a Form 6-K filed on August 22, 2006; and

(c)	Our current reports on Form 6-K filed with the SEC on August 22, 2006, September 7, 2006, September 27, 2006, October 4, 2006, October 19, 2006, October 30, 2006 and November 20, 2006.

        In addition, all subsequent annual reports on Form 20-F filed prior to the termination of this offering and any reports on Form 6-K subsequently submitted to the SEC or portions thereof that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

        As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document.

        We will deliver to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to:

B.O.S. Better Online Solutions Ltd. Beit Rabin, BOS Road Teradyon Industrial Park, Misgav 20179, Israel
Tel.:	(+972) 4-990-7555
Fax:	(+972) 4-999-0334
Attn.:	Nehemia Kaufman, CFO

ENFORCEABILITY OF CIVIL LIABILITIES

        We have been informed by our legal counsel in Israel, Amit, Pollak, Matalon & Co., that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

—	the judgment is enforceable in the state in which it was given;
—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;
—	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the State of Israel;
—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

        We have appointed Corporation Service Company as our agent to receive service of process in any action against us in any competent court of the United States arising out of this offering or any purchase or sale of securities in connection with this offering.

        If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

BOS BETTER ONLINE SOLUTIONS LTD.

Up to 645,720 Ordinary Shares

PROSPECTUS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Consistent with the provisions of the Israeli Companies Law, 1999 (the “Companies Law”), the amended Articles of the Registrant include provisions permitting the Registrant to procure insurance coverage for its “office holders”, exempt them from certain liabilities and indemnify them, to the maximum extent permitted by law. An “office holder” is defined in the Companies Law and the Articles as a director, managing director, chief business manager, executive vice president, vice president, other manager reporting directly to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.

        INSURANCE

        Under the Companies Law, a company may obtain insurance for any of its office holders for: (i) a breach of his duty of care to the company or to another person; (ii) a breach of his duty of loyalty to the company provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; or (iii) a financial liability imposed upon him in favor of another person concerning an act preformed by him in his capacity as an office holder.

The Registrant has obtained directors’ and officers’ liability insurance covering its officers and directors and those of its subsidiaries.

        INDEMNIFICATION

        The Companies Law provides that a company may indemnify an officer holder against: (i) a financial liability imposed on him in favor of another person by any judgment concerning an act preformed in his capacity as an office holder; (ii) reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court relating to an act preformed in his capacity as an office holder in connection with: (a) proceedings the company institutes against him or instituted on its behalf or by another person; (b) a criminal charge from which he was acquitted; (c) a criminal charge in which he was convicted for a criminal offence that does not require proof of criminal intent; and (d) an investigation or a proceeding instituted against him by an authority competent to administrate such an investigation or proceeding that ended without the filing of an indictment against the office holder and, either without any financial obligation imposed on the office holder in lieu of criminal proceedings; or with financial obligation imposed on him in lieu of criminal proceedings, in a crime which does not require proof of criminal intent. The Articles of the Registrant authorize the Registrant to indemnify its office holders to the fullest extent permitted under the law. The Companies Law also authorizes a company to undertake in advance to indemnify an office holder with respect to events specified above, provided that, with respect to indemnification under sub-section (i) above, the undertaking: (a) is limited to events which the board of directors determines can be anticipated, based on the activity of the Company at the time the undertaking is given; (b) is limited in amount or criteria determined by the board of directors to be reasonable for the circumstances; and (c) specifies the abovementioned events, amounts or criteria.

        We have entered into indemnification agreements with directors and some officers providing for indemnification under certain circumstances for acts and omissions which may not be covered (or not be covered in full) by any directors’ and officers’ liability insurance. Such indemnification agreement appears in exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2006.

        EXEMPTION

        Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care, provided that in no event shall the office holder be exempt from any liability for damages caused as a result of a breach of his duty of care to the company in the event of a “distribution” (as defined in the Companies Law). The Articles authorize Registrant to exempt any office holder from liability to the Registrant to the extent permitted by law.

        Both the Companies Law and the Articles provide that the Registrant may not exempt or indemnify an office holder nor enter into an insurance contract which would provide coverage for liability incurred as a result of any of the following: (a) a breach by the office holder of his duty of loyalty (however, the Registrant may insure and indemnify against such breach if the office holder acted in good faith and had a reasonable basis to assume that the act would not harm the Registrant); (b) a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, unless made in negligence only; (c) any act done with the intent to derive an illegal personal benefit; or (d) any fine or monetary penalty levied against the office holder.

ITEM 9. EXHIBITS

Exhibit No.	Description
3.1*	Articles of Association
4.1***	Secured Convertible Term Note
4.2***	Ordinary Shares Purchase Warrant
4.3**	Form of share certificate.
4.4***	Registration Rights Agreement by and between the Company and Laurus Master Fund dated August 16, 2006.
4.5**	Master Security Agreement by and between the Company and Laurus Master Fund dated August 16, 2006 and related debentures (Fixed Charge and Floating Charge)
5.1***	Opinion of Amit, Pollak, Matalon & Co. Israeli counsel for B.O.S Better Online Solutions Ltd., as to the validity of the ordinary shares.
23.1***	Consent of Amit, Pollak, Matalon & Co. (included in Exhibit 5.1).
23.2***	Consent of Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global.
23.3***	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited.
23.4***	Consent of Variance Economic Consulting Ltd.
23.5***	Consent of Melnik Oded Business Advisory Ltd.
24.1***	Power of Attorney (included on signature page).

*	Incorporated by reference to Exhibit 1.2 of the Company's Annual Report on Form 20-F filed with the SEC on June 28, 2006.
**	Previously filed with the SEC on November 24, 2003 as Exhibit 4.1 to the Company’s Registration Statement on Form S-8, SEC File Number 333-110696, and incorporated herein by reference.
***	Previously filed.

ITEM 10. UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section l5(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B (Sec 230.430B of this chapter):

A.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section l5(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the directors, officers and controlling persons of the registrant pursuant to the provisions described under “Item 8. Indemnification of Directors and Officers” above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized, in Misgav, in the State of Israel, on November 30, 2006.

B.O.S. Better Online Solutions Ltd. ————————————————————
/s/ Shmuel Koren —————————————— Shmuel Koren President and Chief Executive Officer	/s/ Nehemia Kaufman —————————————— Nehemia Kaufman Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* —————————————— Mr. Edouard Cukierman	Chairman of the Board of Directors	November 30, 2006

* —————————————— Mr. Adiv Baruch	Director	November 30, 2006

* —————————————— Mr. Nehemia Kaufman	Chief Financial Officer (Principal Financial and Accounting Officer)	November 30, 2006

—————————————— Mr. Joel Adler	Director

* —————————————— Mr. Ronen Zavlik	Director	November 30, 2006

* —————————————— Mr. Jean-Marc Bally	Director	November 30, 2006

* —————————————— Mr. Andrea Mandel-Mantello	Director	November 30, 2006

* —————————————— Mr. Avishai Gluck	Director	November 30, 2006

* —————————————— Dr. Yael Ilan	Director	November 30, 2006

* —————————————— Prof. Adi Raveh	Director	November 30, 2006

Authorized Representative in the U.S.: Corporation Service Company By: * —————————————— Name: John H. Pelletier Title: Assistant Secretary Date: November 30, 2006

*By /s/ Nehemia Kaufman —————————————— Mr. Nehemia Kaufman (Attorney-in-Fact)